CIBC Mellon Trust Company	<CIBC Mellon Graphic>

March 14, 2003866796105

Nova Scotia Securities Commission	Alberta Securities Commission

Saskatchewan Securities Commission	The Manitoba Securities Commission

Ontario Securities Commission	The Toronto Stock Exchange

Office of the Administrator, New Brunswick	British Columbia Securities Commission

Registrar of Securities, Prince Edward Island	Commission des valeurs Mobilieres du Quebec

Registrar of Securities, Government of the Northwest Territories	Securities Commission of Newfoundland and Labrador

Registrar of Securities, Government of Yukon Terrority	Registrar of Securities, Government of Nunavut

The New York Stock Exchange	Philippine Securities and Exchange Commission

U.S. Securities Exchange Commission	Philippine Stock Exchange, Inc.

Depository Trust Company	Philippine Central Depository

The Canadian Depositary for Securities Limited

Dear Sirs:

RE: SUN LIFE FINANCIAL SERVICES OF CANADA INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	June 4, 2003
RECORD DATE FOR NOTICE:	April 17, 2003
RECORD DATE FOR VOTING:	April 17, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 17, 2003
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common
ROUTINE BUSINESS ONLY:	No
CUSIP:	866796105

Yours very truly,
CIBC MELLON TRUST COMPANY

Michael Lee
Associate Manager, Client Services
Direct Dial: (416) 643-6176

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.